EXHIBIT 12

	Ratio of Earnings to Fixed Charges
	Year Ended December 31,
(in thousands)	2017	2016	2015	2014	2013

Pretax income from continuing operations (1)	$118,633	$99,221	$135,716	$84,194	$83,439

Fixed charges
Interest expense	6,987	8,270	7,834	7,480	1,973
Debt issuance cost	1,759	1,526	1,564	3,290	319
Total fixed charges (2)	8,746	9,796	9,398	10,770	2,292

Noncontrolling interest in pretax income (3)	-	-	-	-	876
Capitalized interest (4)	2,156	2,179	2,875	2,530	1,973

Earnings ((1) + (2) -(3) -(4))	125,223	106,838	142,239	92,434	82,882
Fixed charges	8,746	9,796	9,398	10,770	2,292

Ratio of earnings to fixed charges	14.3	10.9	15.1	8.6	36.2